UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

10 Finsbury Square, Third Floor
London, EC2A 1AF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

On February 28, 2024, International Game Technology PLC (NYSE:IGT), a public limited company incorporated under the laws of England and Wales (the “Company” or “IGT”) entered into definitive agreements with Everi Holdings Inc., a Delaware corporation (NYSE: EVRI) (“Everi”), Ignite Rotate LLC, a Delaware limited liability company and a direct wholly owned subsidiary of the Company (“Spinco”), and Ember Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Everi (“Merger Sub”), with respect to certain transactions (the “Proposed Transaction”) pursuant to which, and subject to the terms and conditions of those definitive agreements discussed below, (i) the Company will transfer (or cause to be transferred) to Spinco substantially all of the assets, and Spinco will assume substantially all of the liabilities, of the Company’s Global Gaming and PlayDigital businesses (the “Spinco Business”) (the “Separation”), (ii) in connection with the Separation, the Company will contribute all of the equity interests of International Game Technology, a Nevada corporation and a direct wholly owned subsidiary of the Company (“Gaming Holdco”), to Spinco (the “Spinco Contribution”) in exchange for (a) Spinco issuing to the Company additional units of Spinco (“Spinco Units”), resulting in the Company owning all of the issued and outstanding Spinco Units, and (b) Gaming Holdco issuing to the Company a promissory note (the “Intercompany Note”), (iii) immediately following the completion of the Separation, the Company will distribute all of the issued and outstanding Spinco Units pro rata to the Company’s shareholders (the “Distribution”), and (iv) immediately after the Distribution, (a) prior to the Merger Effective Time (as defined below), Everi will purchase two Spinco Units from De Agostini S.p.A., a società per azioni organized under the laws of Italy and an affiliate of the Company (“De Agostini”), in exchange for a price per purchased Spinco Unit equal to the greater of the thirty (30)-day average share price of Everi’s common stock, $0.001 par value per share (“Everi common stock”), prior to the closing date or the share price of Everi common stock as of the end of the business day immediately prior to the closing date, (b) at the Merger Effective Time, Merger Sub will merge with and into Spinco (the “Merger”), with Spinco surviving the Merger as a direct wholly owned subsidiary of Everi, and all outstanding Spinco Units will be converted into the right to receive shares of Everi common stock, as calculated and subject to adjustment as set forth in the Merger Agreement (as defined below) and in accordance with the Delaware Limited Liability Company Act, and (c) immediately following the Merger Effective Time, (I) Everi will cause Spinco to merge with and into Gaming Holdco (the “Second Step Merger”), with Gaming Holdco surviving the Second Step Merger as a direct wholly owned subsidiary of Everi, and (II) Everi will contribute the Cash Payment (as defined below) to Gaming Holdco and, immediately thereafter, Gaming Holdco will pay the Cash Payment to the Company in full satisfaction of all obligations owing by Gaming Holdco to the Company pursuant to the Intercompany Note. When the Second Step Merger is completed (the “Closing”), Gaming Holdco (which at that time will hold the Spinco Business) will be a direct wholly owned subsidiary of Everi.

The definitive agreements entered into by the Company and/or Spinco in connection with the Proposed Transaction include: (i) an Agreement and Plan of Merger by and among the Company, Spinco, Everi and Merger Sub (the “Merger Agreement”); (ii) a Separation and Distribution Agreement by and among the Company, Spinco, Gaming Holdco and Everi (the “Separation Agreement”); (iii) an Employee Matters Agreement by and among the Company, Spinco, Gaming Holdco and Everi (the “Employee Matters Agreement”); (iv) a Real Estate Matters Agreement by and among the Company, Spinco, Gaming Holdco and Everi (the “Real Estate Matters Agreement”); (v) a Tax Matters Agreement by and among the Company, Spinco, Gaming Holdco and Everi (the “Tax Matters Agreement”), (vi) a Commitment Letter by and among Everi, Spinco, Deutsche Bank AG New York Branch (together with its affiliates, “DB”) and Macquarie Capital (USA) Inc. (together with its affiliates, “Macquarie”) (the “Commitment Letter”), and (vii) a Voting and Support Agreement by and among the Company, Spinco, Everi and De Agostini (the “Voting Agreement”), each dated as of February 28, 2024. In addition, on February 28, 2024, Everi and De Agostini entered into an Investor Rights Agreement (the “Investor Rights Agreement”).

Under the terms of the definitive agreements, following the Closing, Everi will change its name to International Game Technology, Inc., trade on the New York Stock Exchange (“NYSE”) under the ticker IGT, and maintain a headquarters in Las Vegas, Nevada. The Company will change its name and continue to trade on the NYSE under a new ticker symbol.

Merger Agreement

As noted above, the Merger Agreement provides for, among other things, the merger of Merger Sub with and into Spinco, with Spinco as the surviving company, and the merger of Spinco with and into Gaming Holdco, with Gaming Holdco as the surviving corporation. As a result of the Second Step Merger, Gaming Holdco would become a direct wholly owned subsidiary of Everi. In addition, as noted above, prior to the Closing, it is contemplated that the Company will effect the Separation, Spinco Contribution, and the Distribution pursuant to the Separation Agreement as further described below.

In the Merger, holders of Spinco Units will be entitled to receive for each Spinco Unit a number of shares of newly issued Everi common stock equal to the exchange ratio specified in the Merger Agreement. Prior to the adjustments provided in the Merger Agreement, the Merger Agreement provides that the exchange ratio is equal to the quotient of (A) 103,379,870 shares of Everi common stock by (B) the number of Spinco Units issued and outstanding immediately prior to the effective time of the Merger (the “Merger Effective Time”). Prior to giving effect to any customary adjustments of the exchange ratio in the event of stock or interest splits, divisions or subdivisions of shares, stock dividends, reverse stock splits, combinations of shares, reclassifications, recapitalizations or other similar transactions with respect to Everi common stock, the exchange ratio is designed to result in the outstanding Everi common stock, immediately following the Merger, being owned approximately 53.6% by former holders of Spinco Units and approximately 46.4% by the stockholders of Everi immediately prior to the Merger.

The Merger Agreement also provides that, effective as of immediately following the Merger Effective Time, Everi shall cause its board of directors (the “Everi Board”) to be comprised of 11 members, with (a) six nominated by the Company (the “IGT Nominated Directors”), three of whom will be nominated by De Agostini pursuant to the Investor Rights Agreement and (b) five nominated by Everi (the “Everi Nominated Directors”). The directors will be appointed to the classes of the Everi Board as specified in the Investor Rights Agreement and the Merger Agreement, and at least three of each of the IGT Nominated Directors and the Everi Nominated Directors will be subject to independence and other qualifications.

Consummation of the Merger is subject to various and customary conditions, including, among other things: the accuracy of representations and warranties and compliance with covenants, subject to certain customary exceptions; the effectiveness of registration statements to be filed by Spinco and Everi with the Securities and Exchange Commission (“SEC”) in connection with the Proposed Transaction; approval by the stockholders of Everi and the shareholders of the Company; the consummation of the Separation, the Spinco Contribution and the Distribution; the receipt of the Intercompany Note by the Company and the receipt of the Cash Payment by the Company concurrently with the receipt by Everi of proceeds of the Financing (as defined in the Merger Agreement); the receipt of regulatory approvals; and the approval of the New York Stock Exchange (“NYSE”) of the listing on the NYSE of the newly issued shares of Everi common stock in the Merger. The Merger Agreement provides that the parties will use their reasonable best efforts and take other actions to obtain the specified regulatory approvals for the Proposed Transaction, subject to certain exceptions as set forth in the Merger Agreement.

The Company, Spinco, Everi, and Merger Sub each make certain customary representations, warranties and covenants, as applicable, in the Merger Agreement, including covenants with respect to the conduct of the Spinco Business and the business of Everi and its subsidiaries, as applicable, during the period between signing and the earlier of the termination of the Merger Agreement and the Merger Effective Time. Each of the Company and Everi also covenants, among other things, that neither party nor any of its subsidiaries will (i) solicit certain alternative transactions or (ii) enter into discussions concerning, or provide information or data in connection with, such alternative transactions (except under limited circumstances described in the Merger Agreement, including where such party’s board of directors has received an unsolicited proposal that could reasonably be expected to lead to a superior proposal and failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law, subject to certain notice conditions); provided that the Company may solicit or enter into discussions concerning, or provide information or data in connection with, transactions with respect to the business of the Company excluding the Spinco Business. The Merger Agreement also provides for each of the Company’s and Everi’s board of directors to recommend that its shareholders and stockholders, respectively, vote in favor of the Proposed Transaction, subject to certain exceptions described in the Merger Agreement.

The Merger Agreement contains specified termination rights for the Company and Everi , including, among other things, that either party may terminate the Merger Agreement if either the Company’s or Everi’s board adopts, approves, endorses, declares advisable or recommends to its stockholders an acquisition proposal other than the contemplated transaction, and under other circumstances as set forth in the Merger Agreement. The Merger Agreement further provides that in connection with a termination of the Merger Agreement under specified circumstances, each of the Company and Everi may be obligated to pay a termination fee of $80 million and/or reimburse the other party for Commitment Fees (as defined in the Merger Agreement) and expenses in connection with any securities offering in connection with the Financing paid by the other party.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 to this Form 6-K and is incorporated herein by reference.

Separation Agreement

The Separation Agreement sets forth the terms and conditions regarding, among other things, the Separation, the Spinco Contribution and the Distribution. The terms and conditions include, among other things, the restructuring and the transfer of assets and assumption of liabilities by the Company and Spinco and their respective subsidiaries in accordance with the separation plan as provided in the Separation Agreement to result in Spinco owning substantially all of the assets and assuming substantially all of the liabilities of the Spinco Business, and the Company owning substantially all of the assets and assuming substantially all of the liabilities of the Company’s business other than the Spinco Business. In connection with such Separation, the Company will effect the Spinco Contribution in exchange for Spinco issuing additional Spinco Units such that the total number of Spinco Units held by the Company shall be equal to the number of the Company’s ordinary shares outstanding as of the record date. The parties will procure satisfaction of Spinco and the Company’s existing credit support instrument release conditions at the Distribution, as applicable, and may be required to provide further cash or collateral to existing credit support beneficiaries.

The Separation Agreement also governs the rights and obligations of the parties regarding the Distribution. Consummation of the Distribution is subject to various conditions under the Separation Agreement, including the completion of the Separation and satisfaction or waiver of certain conditions to the Closing under the Merger Agreement. Prior to the Distribution, Gaming Holdco will issue to the Company the Intercompany Note in an amount equal to the Cash Payment, and immediately following the effective time of the Second Step Merger, to the extent not paid with proceeds of the Financing, Everi will cause Gaming Holdco to make the Cash Payment to the Company in satisfaction of the Intercompany Note. The “Cash Payment” will be an amount equal to $2.585 billion, as adjusted by the pre-Distribution estimates of Spinco’s and the Company’s respective cash, debt, working capital, and expenses, as more fully set forth in the Separation Agreement. Spinco will incur $3.7 billion of indebtedness in connection with the Financing, the proceeds of which will be used to make the Cash Payment. At least one day prior to the Merger Effective Time, Everi may declare a dividend, payable as a cash dividend and/or a right to receive a cash dividend, with a payment date as specified in the Separation Agreement, payable to holders of outstanding Everi common stock as of such declaration in accordance with the terms specified in the Separation Agreement.

The Separation Agreement also governs certain aspects of the relationship between the Company, Spinco and Everi after the Distribution, including, among other things, provisions with respect to the release of claims, indemnification, restrictive covenants, guarantees, insurance, access to information and record retention. Both the Company and Everi will be subject to two years of mutual non-solicitation obligations. The parties will have ongoing indemnification obligations under the Separation Agreement from and after the Distribution with respect to the liabilities related to Spinco assumed by Everi through Spinco, and the liabilities related to the Company agreed to be retained by the Company, as applicable. The Separation Agreement provides that, following the effectiveness of the Distribution, Everi will guarantee to the Company the obligations of Spinco under the transaction documents which pursuant to their terms arise at or after the Closing with respect to obligations to be performed after the effectiveness of the Distribution.

The foregoing description of the Separation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Separation Agreement, which is filed as Exhibit 10.1 to this Form 6-K and is incorporated herein by reference.

Employee Matters Agreement

The Employee Matters Agreement, among other things, allocates among the parties the pre-and post-closing liabilities in respect of the current and former employees of the Spinco Business (including liabilities in respect of employee compensation and benefit plans covering such employees). Subject to various exceptions, Spinco will generally assume liabilities in respect of the current and former employees of the Spinco Business and any assets dedicated thereto, and the Company will generally retain employee liabilities and assets related to the Company.

The foregoing description of the Employee Matters Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Employee Matters Agreement, which is filed as Exhibit 10.2 to this Form 6-K and is incorporated herein by reference.

Real Estate Matters Agreement

The Real Estate Matters Agreement governs the allocation and transfer of real estate between the Company and Spinco. Pursuant to the Real Estate Matters Agreement, the Company may transfer to, or share with, Spinco certain leased property associated with the Spinco Business. The Real Estate Matters Agreement describes the manner in which the Company will conduct an internal feasibility review to determine the suitability of certain leased property for a sublease or license to Spinco. Following such review, the Company and Spinco may agree to (i) enter into a sublease or license of a portion of a leased property, or (ii) secure an alternative location and/or remote work arrangement for employees and operations which would otherwise have continued at such leased property.

The foregoing description of the Real Estate Matters Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Real Estate Matters Agreement, which is filed as Exhibit 10.3 to this Form 6-K and is incorporated herein by reference.

Tax Matters Agreement

The Tax Matters Agreement sets forth, among other things, the parties’ respective rights, responsibilities and obligations with respect to taxes of Spinco, the Company, Everi and their respective subsidiaries (including taxes arising in the ordinary course of business and taxes imposed in connection with the Proposed Transaction), tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings, and assistance and cooperation in respect of tax matters. Generally, the Company will be responsible for taxes incurred by the Spinco Business prior to the date of the Distribution, and Spinco (and Everi through its ownership of Spinco) will be responsible for taxes incurred by Spinco following the date of the Distribution. The Company will also be responsible for any taxes imposed on Spinco in connection with the Proposed Transaction.

The foregoing description of the Tax Matters Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Tax Matters Agreement, which is filed as Exhibit 10.4 to this Form 6-K and is incorporated herein by reference.

Financing Arrangements

In connection with the Merger Agreement, on February 28, 2024, Spinco entered into the Commitment Letter and related fee letters and engagement letter with DB, Macquarie and Everi, pursuant to which, and subject to the terms and conditions set forth therein, DB and Macquarie committed to provide up to $4.22 billion in senior secured credit facilities consisting of (i) a $500 million revolving credit facility (the “Revolving Credit Facility”), (ii) a term loan facility (the “Term Loan Facility” and together with the Revolving Credit Facility, the “Credit Facilities”) and (iii) a bridge facility (the “Bridge Facility” and, collectively with the Credit Facilities, the “Facilities”). Pursuant to the engagement letter related to the Commitment Letter, Spinco and Everi have engaged DB and Macquarie with respect to an issuance of “Rule 144A-for-life” senior secured notes that may be issued in lieu of all or a portion of the Bridge Facility. The proceeds of the loans under the Facilities may be used by Everi to (i) consummate the refinancing of certain existing third party debt for borrowed money of Everi and its subsidiaries, pursuant to which such debt will be repaid, redeemed, defeased, discharged, refinanced or terminated and all commitments to extend credit under such debt agreements will be terminated and any security interests and guarantees in connection therewith shall be terminated and/or released, (ii) repay the Intercompany Note and (iii) to pay fees and expenses in connection with the Proposed Transaction and otherwise consummate the Proposed Transaction. If the Proposed Transaction is consummated, the indebtedness contemplated by the Commitment Letter will become indebtedness of Everi and/or a wholly-owned subsidiary of Everi.

The foregoing description of the Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Commitment Letter, which is filed as Exhibit 10.5 to this Form 6-K and is incorporated herein by reference.

Voting Agreement

The Voting Agreement contains, among other things, an agreement by De Agostini to vote or cause to be voted all shares of capital stock of the Company owned or subsequently acquired by De Agostini (the “Covered Shares”) (i) for the approval of the Distribution, the transaction documents and the Proposed Transaction, and (ii) against any alternative proposal to acquire Spinco or actions that are intended to, or would reasonably be expected to, impede, interfere with or materially and adversely affect the consummation of the Proposed Transaction. The Voting Agreement also contains certain restrictions on the transfer of the Covered Shares and a requirement to make and not withdraw certain regulatory filings and to provide information in support of the Financing and filings with the SEC necessary in connection with the consummation of the Proposed Transaction. The Voting Agreement automatically terminates upon the earliest of the Closing, the valid termination of the Merger Agreement, a change in recommendation of the Proposed Transaction by the Company and any amendment to the Merger Agreement that decreases the exchange ratio without the prior written consent of De Agostini.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is filed as Exhibit 10.6 to this Form 6-K and is incorporated herein by reference.

The Merger Agreement, the Separation Agreement, the Employee Matters Agreement, the Real Estate Matters Agreement, the Tax Matters Agreement, the Commitment Letter, and the Voting Agreement (together, the “Transaction Agreements”) and the above descriptions have been included to provide investors with information regarding the terms of the Transaction Agreements and are not intended to provide any other factual information about the parties to the Transaction Agreements or their respective subsidiaries or affiliates. Any representations and warranties contained in the Transaction Agreements were made only for purposes of the respective Transaction Agreements and as of specific dates set forth therein, are solely for the benefit of the parties to the respective Transaction Agreements and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreements. The subject matter of the representations and warranties may change after the date of the respective Transaction Agreements, which subsequent information may or may not be fully reflected in the public disclosures of the Company, Everi, or Spinco. In addition, certain representations and warranties were used for the purpose of allocating risk between the parties to the respective Transaction Agreements, rather than establishing matters of fact. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and shareholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures that were made by each party to the others, which disclosures are not reflected in the Transaction Agreements. Investors and security holders are not third-party beneficiaries under the Transaction Agreements and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the applicable Transaction Agreements.

OTHER EVENTS

Use of Proceeds

The Company has agreed to (i) use proceeds from the Proposed Transaction to reduce the aggregate outstanding principal balance of the consolidated Company’s indebtedness by $2 billion within six months of the Closing (including by prepaying the outstanding principal balance of its term loan (the current outstanding principal balance of which is €400 million) in full within one month of the

Closing) and (b) permanently reduce its $820 million revolving credit facility by $170 million and its €1 billion revolving credit facility by €200 million upon the Closing.

Board of Directors and Management Post-Closing

Marco Sala will continue as Executive Chair of the Company’s board of directors (the “Company Board”). Vince Sadusky will continue as Chief Executive Officer until the Closing, and the Company Board will conduct a search for the Company’s next Chief Executive Officer. Max Chiara will continue in his role as Chief Financial Officer, and the Company’s remaining executive leadership will remain unchanged with the exception that Renato Ascoli will serve as Chief Executive Officer of the Company’s Global Lottery business.

After Closing, the Company’s Chief Executive Officer, Vince Sadusky, will serve as Chief Executive Officer of the combined company, with Fabio Celadon, the Company’s Executive Vice President, Strategy & Corporate Development, assuming the role of Chief Financial Officer of the combined company. Mike Rumbolz, Everi Executive Chairman, will be Chairman of the Board of Directors of the combined company, which will have eleven total members including six independent directors as required by the NYSE listing standards. The Company will appoint Vince Sadusky, James McCann and one other to the Board of Directors of the combined company while De Agostini S.p.A. will appoint Marco Sala, Enrico Drago and a third individual to be named later. The balance of directors will be appointed by Everi.

The voting members of the boards of directors of IGT and Everi have unanimously approved the Proposed Transaction. The Proposed Transaction is expected to close in late 2024 or early 2025. De Agostini, which controls approximately 59.75% of the voting rights in IGT, has entered into the Voting Agreement as described above.

PRESS RELEASE

On February 29, 2024, the Company and Everi issued a joint press release announcing the parties’ entry into definitive agreements in connection with the Proposed Transaction. A copy of the press release is attached hereto as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

The information in this Exhibit 99.1 to this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as expressly set forth by specific reference in such a filing.

INVESTOR PRESENTATION

On February 29, 2024, the Company and Everi will hold a joint investor call relating to the Proposed Transaction. A copy of the investor presentation is attached hereto as Exhibit 99.2 to this Form 6-K and incorporated by reference herein.

The information in this Exhibit 99.2 to this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Additional Information and Where to Find It

In connection with the Proposed Transaction between Everi, IGT, Spinco and Merger Sub, Everi, IGT and Spinco will file relevant materials with the SEC. Everi will file a registration statement on Form S-4 that will include a joint proxy statement/prospectus relating to the Proposed Transaction, which will constitute a proxy statement and prospectus of Everi and a proxy statement of IGT. A definitive proxy statement/prospectus will be mailed to stockholders of Everi and a definitive proxy statement will be mailed to shareholders of IGT. INVESTORS AND SECURITY HOLDERS OF EVERI ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AND INVESTORS AND SECURITY HOLDERS OF IGT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EVERI, IGT AND SPINCO, AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Everi or IGT through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Everi will be available free of charge on Everi’s website at www.everi.com or by contacting Everi’s Investor Relations Department at Everi Holdings Inc., Investor Relations, 7250 S. Tenaya Way, Suite 100, Las Vegas, NV 89113. Copies of the documents filed with the SEC by IGT will be available free of charge on IGT’s website at www.igt.com or by contacting

IGT’s Investor Relations Department at International Game Technology PLC, Investor Relations, 10 Memorial Boulevard, Providence, RI 02903.

No Offer or Solicitation

This Form 6-K is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell, any securities of Everi, IGT, Spinco or Merger Sub, or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the Proposed Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.

Participants in the Solicitation

This Form 6-K is not a solicitation of a proxy from any security holder of Everi or IGT. However, Everi and IGT and each of their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the Proposed Transaction. Information about the directors and executive officers of Everi may be found in its most recent Annual Report on Form 10-K and in its most recent proxy statement for its annual meeting of stockholders, in each case as filed with the SEC. Information about the directors, executive officers and members of senior management of IGT is set forth in its most recent Annual Report on Form 20-F as filed with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

This Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act related to Everi, IGT and the proposed spin-off of the Spinco Business, and the proposed acquisition of the Spinco Business by Everi. All statements other than statements of historical fact are forward-looking statements for purposes of federal and state securities laws. These forward-looking statements involve risks and uncertainties that could significantly affect the financial or operating results of Everi, IGT, the Spinco Business, or the combined company. These forward-looking statements may be identified by terms such as “anticipate,” “believe,” “foresee,” “estimate,” “expect,” “intend,” “plan,” “project,” “forecast,” “may,” “will,” “would,” “could” and “should” and the negative of these terms or other similar expressions. Forward-looking statements in this Form 6-K include, among other things, statements about the potential benefits and synergies of the Proposed Transaction, including future financial and operating results, plans, objectives, expectations and intentions; and the anticipated timing of closing of the Proposed Transaction. In addition, all statements that address operating performance, events or developments that IGT expects or anticipates will occur in the future — including statements relating to creating value for stockholders and shareholders, benefits of the Proposed Transaction to customers, employees, stockholders and other constituents of the combined company and IGT, separating and integrating the companies, cost savings and the expected timetable for completing the Proposed Transaction — are forward-looking statements. These forward-looking statements involve substantial risks and uncertainties that could cause actual results, including the actual results of Everi, IGT, the Spinco Business, or the combined company, to differ materially from those expressed or implied by such statements. These risks and uncertainties include, among other things, risks related to the possibility that the conditions to the consummation of the Proposed Transaction will not be satisfied (including the failure to obtain necessary regulatory, stockholder and shareholder approvals or any necessary waivers, consents, or transfers, including for any required licenses or other agreements) in the anticipated timeframe or at all; risks related to the ability to realize the anticipated benefits of the Proposed Transaction, including the possibility that Everi and IGT may be unable to achieve the expected benefits, synergies and operating efficiencies in connection with the Proposed Transaction within the expected timeframes or at all and to successfully separate and/or integrate the Spinco Business; the ability to retain key personnel; negative effects of the announcement or the consummation of the proposed acquisition on the market price of the capital stock of Everi and IGT and on Everi and IGT’s operating results; risks relating to the value of Everi’s shares to be issued in the Proposed Transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; changes in the extent and characteristics of the common stockholders of Everi and ordinary shareholders of IGT and its effect pursuant to the Merger Agreement for the Proposed Transaction on the number of shares of Everi common stock issuable pursuant to the Proposed Transaction, magnitude of the dividend payable to Everi stockholders pursuant to the Proposed Transaction and the extent of indebtedness to be incurred by Everi in connection with the Proposed Transaction; significant transaction costs, fees, expenses and charges (including unknown liabilities and risks relating to any unforeseen changes to or the effects on liabilities, future capital expenditures, revenue, expenses, synergies, indebtedness, financial condition, losses and future prospects); expected or targeted future financial and operating performance and results; operating costs, customer loss, and business disruption (including, without limitation, difficulties in maintaining employee, customer, or other business, contractual, or operational relationships following the Proposed Transaction announcement or Closing); failure to consummate or delay in consummating the Proposed Transaction for any reason; risks relating to any resurgence of the COVID-19 pandemic or similar public health crises; risks related to competition in the gaming and lottery industry; dependence on significant licensing arrangements, customers, or other third parties; issues and costs arising from the separation and integration of acquired companies and businesses and the timing and impact of accounting adjustments; risks related to the financing of the Proposed Transaction, Everi’s overall debt levels and its ability to repay principal and interest on its outstanding debt, including debt assumed or incurred in connection with the Proposed Transaction; economic changes in global markets, such as currency exchange, inflation and interest rates, and recession; government policies (including policy changes affecting the gaming industry, taxation, trade, tariffs, immigration, customs, and border actions) and other external factors that Everi and IGT cannot control; regulation and litigation matters relating to the Proposed Transaction or otherwise impacting Everi, IGT, Spinco, the combined company or the gaming industry generally; unanticipated liabilities of acquired businesses; unanticipated adverse effects or liabilities from business divestitures; effects on earnings of any significant impairment of goodwill or intangible assets; risks related to intellectual property, privacy matters, and cyber security (including losses and other consequences from failures, breaches, attacks, or disclosures involving information technology infrastructure and data); other business effects (including the effects of industry, market, economic, political, or regulatory conditions); and other risks and uncertainties, including, but not limited to, those described in Everi’s Annual Report on Form 10-K on file with the SEC and from time to time in other filed reports including Everi’s Quarterly Reports on Form 10-Q, and those described in IGT’s Annual Report on Form 20-F on file with the SEC and from time to time in other filed reports including IGT’s Current Reports on Form 6-K.

A further description of risks and uncertainties relating to Everi can be found in its most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and relating to IGT can be found in its most recent Annual Report on Form 20-F and Current Reports on Form 6-K, all of which are filed with the SEC and available at www.sec.gov.

IGT does not intend to update the forward-looking statements contained in this Form 6-K as the result of new information or future events or developments, except as required by law.

EXHIBITS

Exhibit Number	Description

2.1	Agreement and Plan of Merger by and among International Game Technology PLC, Ignite Rotate LLC, Everi Holdings Inc. and Ember Sub LLC, dated as of February 28, 2024.

10.1	Separation and Distribution Agreement by and among International Game Technology PLC, Ignite Rotate LLC, International Game Technology and Everi Holdings Inc., dated as of February 28, 2024.

10.2	Employee Matters Agreement by and among International Game Technology PLC, Ignite Rotate LLC, International Game Technology and Everi Holdings Inc., dated as of February 28, 2024.

10.3	Real Estate Matters Agreement by and among International Game Technology PLC, Ignite Rotate LLC, International Game Technology and Everi Holdings Inc., dated as of February 28, 2024.

10.4	Tax Matters Agreement by and among International Game Technology PLC, Ignite Rotate LLC, International Game Technology and Everi Holdings Inc., dated as of February 28, 2024.

10.5
Commitment Letter by and among Ignite Rotate LLC, Deutsche Bank AG New York Branch (and its affiliates), Macquarie Capital (USA) Inc. (and its affiliates) and Everi Holdings Inc., dated as of February 28, 2024.

10.6	Voting and Support Agreement by and among International Game Technology PLC, Ignite Rotate LLC, Everi Holdings Inc. and De Agostini S.p.A., dated as of February 28, 2024.

99.1	Joint Press Release, dated as of February 29, 2024

99.2	Joint Investor Presentation, dated as of February 29, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 29, 2024	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary